Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

03037767

November 7, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

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v\mb\ltr\Sec12s.doc

Man Group plc
4 November 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 3 November 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.84, down 0.05% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Man Group plc have received notification on 4 November 2003 that on 31 October 2003 Barclays PLC and various of its subsidiaries no longer had a notifiable interest in the share capital of Man Group plc.

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Man Group plc have received notification by fax that on 23 October 2003 clients of Putnam Investment Management LLC and The Putnam Advisory Company LLC together held beneficial interests in 9,827,445 ordinary shares of 10p each in the share capital of Man Group plc representing 3.21% of the issued class.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Barclays PLC and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Barclays PLC and various of its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	**Account Designation**	**Holding**
Chase Nominees Limited	18409	156,549
Chase Nominees Limited	21359	58,825
Chase Nominees Limited	20947	715,645
Bank of Ireland	BNX009IE	76,232
BARCLAYS CAPITAL NOMINEES LIMITED		136,326
Chase Nominees Limited	17011	4,987
Chase Nominees Limited	16344	27,760
Chase Nominees Limited	16345	39,508
Chase Nominees Limited	16331	76,825
Chase Nominees Limited	16341	65,315
Chase Nominees Limited	16341	196,177
Chase Nominees Limited	16338	20,651
Chase Nominees Limited	16342	36,257
Chase Nominees Limited	16400	2,903,640
BOSTON SAFE DEPOSIT AND TRUST	591668	54,289
CHASE MANHATTAN BANK	500227	1,284,637

CHASE MANHATTAN BANK	502872	430,823
CHASE MANHATTAN BANK	508068	118,576
CHASE MANHATTAN BANK	527191	926,285
CHASE MANHATTAN BANK	536747	232,586
CHASE MANHATTAN BANK	552942	139,356
Chase Manhattan Bank	585439	4,239
Chase Nominees Limited	16376	153,598
CITIBANK, N.A. (United States)	597367	29,090
Clydesdale Nominees HGB0125	694516	415
INVESTORS BANK AND TRUST CO.	428169	24,640
INVESTORS BANK AND TRUST CO.	555879	5,162
INVESTORS BANK AND TRUST CO.	583293	152,540
INVESTORS BANK AND TRUST CO.	595966	110,784
INVESTORS BANK AND TRUST CO.	598856	4,254
INVESTORS BANK AND TRUST CO.	601389	9,681
INVESTORS BANK AND TRUST CO.	911140	7,731
JPMORGAN CHASE BANK	540186	62,005
JPMORGAN CHASE BANK	555465	48,666
JPMORGAN CHASE BANK	599123	8,091
JPMorgan Chase Bank	BTC034IE	3,644
JPMorgan Chase Bank	BTC045IE	31,574
JPMorgan Chase Bank	BTGF01IE	1,514
JPMorgan Chase Bank	BTGF04IE	25,422
JPMorgan Chase Bank	BTGF05IE	5,206
JPMorgan Chase Bank	BTGF07IE	6,349
JPMorgan Chase Bank	BTK001IE	33,257
JPMorgan Chase Bank	BTS004IE	30,165
JPMorgan Chase Bank	BTS005IE	5,386
JPMorgan Chase Bank	BTS011IE	11,827
JPMorgan Chase Bank	BTS015IE	6,458

JPMorgan Chase Bank	BTS024IE	3,044
JPMorgan Chase Bank	BTS028IE	122,823
JPMorgan Chase Bank	BTS033IE	2,740
JPMorgan Chase Bank	BTS037IE	2,562
Mellon	602100	291,895
Mitsubishi Trust International	BNN018IE	1,469
Mitsubishi Trust International	BNN024IE	809
Mitsubishi Trust International	BNN033IE	1,702
NORTHERN TRUST BANK - BGI SEPA	581610	96,048
NORTHERN TRUST BANK - BGI SEPA	584069	40,554
State Street	BNN032IE	2,185
State Street	BNX012IE	5,247
State Street	BNX019IE	6,610
STATE STREET BANK & TRUST - US	713101	260,659
Sumitomo TB	BNN029IE	1,024
Sumitomo TB	BNN031IE	1,704
Sumitomo TB	BNN036IE	1,245
UBS Limited	583996	64,274
	Total	**9,389,541**

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Unknown

11. Date company informed

31 October 2003

12. Total holding following this notification

9,389,541

13. Total percentage holding of issued class following this notification

3.07%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

3 November 2003